UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No.     )*

Synovis Life Technologies, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

87162G105

(CUSIP Number)

Stephanie A. Shinn Corporate Vice President, Associate General Counsel and Corporate Secretary Baxter International Inc. One Baxter Parkway Deerfield, IL 60615 (847) 948-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 12, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following pages)

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(1)	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Baxter International Inc. (I.R.S. Identification No. 36–0781620)
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds WC (See Item 3)
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 1,034,927*
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 1,034,927*
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 8.9%**
(14)	Type of reporting person CO

*	Beneficial ownership of the common stock referred to herein is being reported hereunder solely because Baxter International Inc. may be deemed to have beneficial ownership as a result of the Voting Agreements (described further in Items 3 and 4 of this Schedule 13D) between Baxter International Inc. and the Voting Parties (as defined below), and the irrevocable proxies associated therewith, with respect to 1,034,927 shares (or options to acquire shares) of Synovis Life Technologies, Inc. common stock. The filing of this Schedule 13D shall not be construed as an admission that Baxter International Inc. is, for purposes of Section 13(d) of the Act, or for any other purpose, the beneficial owner of any of such shares of Synovis Life Technologies, Inc., and such beneficial ownership is expressly disclaimed.
**	Based upon 11,167,690 common shares of Synovis Life Technologies, Inc. outstanding as of December 9, 2011 as represented by Synovis Life Technologies, Inc. in the Merger Agreement (as defined below), plus the 407,500 common shares reserved for issuance pursuant to outstanding options held by parties to the Voting Agreements described herein.

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Item 1.	Security and Issuer.

This statement relates to shares of common stock of Synovis Life Technologies, Inc. (“Synovis”), par value $0.01 per share. The address and principal executive office of Synovis is 2575 University Ave. W., St. Paul, Minnesota 55114.

Item 2.	Identity and Background.

(a)–(c)

This statement is being filed on behalf of Baxter International Inc., a Delaware corporation (“Baxter”). The principal executive offices of Baxter are located at One Baxter Parkway, Deerfield, Illinois 60015. Baxter’s principal business is developing, manufacturing and marketing products that save and sustain the lives of people with hemophilia, immune disorders, infectious diseases, kidney disease, trauma and other chronic and acute medical conditions. As a global, diversified healthcare company, Baxter applies a unique combination of expertise in medical devices, pharmaceuticals and biotechnology to create products that advance patient care worldwide.

Pursuant to Rule 13d-4 of the Act, Baxter expressly declares that the filing of this Schedule 13D shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this Schedule 13D held by any other person.

Attached hereto as Schedule I, and incorporated herein by reference, is additional information required by this Item 2(a)–(c) with respect to each executive officer and director of Baxter as of the date hereof.

(d)–(e)

During the last five years, neither Baxter nor, to the best knowledge of Baxter, any of the persons named on Schedule I, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, neither Baxter nor, to the best knowledge of Baxter, any of the persons named on Schedule I, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

To the best knowledge of Baxter and except as set forth in the following three sentences, each executive officer and director of Baxter is a citizen of the United States. Ludwig Hantson is a Belgian citizen. Norbert Riedel is a citizen of the United States and Germany. K.J. Storm and Albert Stroucken are Dutch citizens.

Item 3.	Source and Amount of Funds or Other Consideration.

On December 12, 2011, Synovis, Baxter and Twins Merger Sub, Inc., a Minnesota corporation and wholly owned subsidiary of Baxter (“Merger Sub”), entered into an Agreement and Plan of Merger (the

CUSIP No. 87162G105	Page 3 of 9

“Merger Agreement”). Pursuant to the terms of, and subject to the conditions set forth in, the Merger Agreement, (i) Baxter will acquire all of the outstanding shares of Synovis common stock for $28.00 per share in cash, without interest, and (ii) Merger Sub will be merged with and into Synovis, with Synovis continuing as the surviving corporation and a wholly owned subsidiary of Baxter (the “Merger”).

Concurrently with the execution and delivery of the Merger Agreement, and as a condition and inducement to the willingness of Baxter and Merger Sub to enter into the Merger Agreement, the directors and executive officers of Synovis (the “Voting Parties”) have entered into voting agreements (the “Voting Agreements”) covering a total of 1,034,927 shares (or options to acquire shares) of Synovis common stock legally or beneficially owned by the Voting Parties (the “Voting Party Shares”). Under the Voting Agreements, each Voting Party has agreed to vote his or her Voting Party Shares in favor of the Merger and has also agreed to certain restrictions on the disposition of such Voting Party Shares, subject to the terms and conditions set forth in the Voting Agreements. The Voting Agreements provide that they will terminate concurrently with any termination of the Merger Agreement. Baxter did not pay any additional consideration to the Voting Parties (or their respective affiliates) to induce the Voting Parties to enter into such Voting Agreements. The purpose of the Voting Agreements is to facilitate the adoption of the Merger Agreement by Synovis’s shareholders.

Pursuant to, and subject to the terms and conditions contained in, the Voting Agreements described in Item 4, Baxter may be deemed to have acquired beneficial ownership of the Voting Party Shares by virtue of entering into the Voting Agreements.

Item 4.	Purpose of Transaction.

(a)-(b)

The information contained in Item 3 is incorporated herein by reference.

Pursuant to the terms of the Voting Agreements, the Voting Parties have agreed to irrevocably appoint Baxter as proxy with the power to vote all shares beneficially owned by such Voting Parties (if the Voting Parties have not already voted on such matters as required in the Voting Agreements at least 10 business days prior to an applicable meeting). The Voting Parties agree in the Voting Agreements, among other things, to vote (or cause to be voted), in person or by proxy, or deliver (or cause to be delivered) a written consent covering, all of the Voting Party Shares (a) in favor of the adoption and approval of the Merger Agreement and the Merger and other transactions contemplated by the Merger Agreement; (b) against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of Synovis contained in the Merger Agreement, or of the Voting Party contained in the Voting Agreements; and (c) against certain other types of transactions other the Merger, including sales of more than 15% of the equity or assets of Synovis, and against any other action, agreement or transaction involving Synovis or any of its subsidiaries that would reasonably be expected to materially impede, interfere with, delay, postpone, adversely affect or prevent the consummation of the Merger, including (x) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving Synovis or its subsidiaries (other than the Merger); (y) a sale, lease or transfer of a material amount of assets of Synovis or any of its subsidiaries or any reorganization, recapitalization or liquidation of Synovis or any of its subsidiaries or (z) any change in the present capitalization of Synovis or any amendment or other change to the Synovis’s articles of incorporation or bylaws.

(c)

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Not applicable.

(d)

Under the Merger Agreement, the directors and officers of Merger Sub at the effective time of the Merger will be the directors and officers of the surviving corporation.

(e)–(f)

Pursuant to the Merger Agreement, during the period from the date of the Merger Agreement until the effective time of the Merger, Synovis is required to gain approval from Baxter before undertaking a variety of actions, including, without limitation, declaring and paying dividends, issuing securities, amending its organizational documents, entering into business combinations other than the Merger, selling or encumbering its assets, incurring debt and altering its corporate structure.

Upon consummation of the Merger, Synovis will become a wholly owned subsidiary of Baxter. After completion of the Merger, Baxter expects to work with Synovis’s management to evaluate and review Synovis and its business, assets, corporate structure, operations, properties and strategic alternatives and to integrate Synovis into Baxter’s business. As a result of this review and integration, it is possible that Baxter could implement changes to Synovis’s business or capitalization that could involve consolidating and streamlining certain operations and reorganizing or disposing of other businesses and operations. In addition, in connection with integrating Synovis’s and Baxter’s corporate structure, Baxter may determine to reorganize, merge or consolidate Synovis with one or more domestic or foreign subsidiaries of Baxter. Baxter reserves the right to change its plans and intentions at any time, as it deems appropriate.

(g)

Upon the completion of the Merger, the articles of incorporation of Synovis shall be amended and restated, and such amended and restated articles of incorporation shall be the articles of incorporation of the surviving corporation, and the bylaws of Merger Sub shall become the amended and restated bylaws of the surviving corporation.

(h)–(i)

Following the Merger, Synovis’s common stock will no longer be traded on The NASDAQ Global Market and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

(j)

Other than as described above, Baxter currently has no plan or proposal that relates to, or may result in, any of the matters listed in Items 4(a)–(j) of this Schedule 13D (although Baxter reserves the right to develop such plans).

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Item 5.	Interest in Securities of the Issuer.

(a)–(b)

The following disclosure assumes that, as of December 9, 2011, as represented by Synovis in the Merger Agreement, there were 11,167,690 shares of Synovis common stock issued and outstanding.

By virtue of the Voting Agreements, Baxter may be deemed to share with the Voting Parties the power to vote the Voting Party Shares solely with respect to those matters described in the Voting Agreement. As of December 9, 2011, there were an aggregate of 1,034,927 Voting Party Shares that were either owned by the parties to the Voting Agreements or over which such parties had the power to vote and dispose, representing approximately 8.9% of Synovis’s outstanding common stock, assuming exercise of the 407,500 outstanding options included in the Voting Party Shares. Except as described in Item 4 of this Schedule 13D, Baxter is not entitled to any rights as a shareholder of Synovis in respect of the Voting Party Shares.

Other than the Voting Party Shares that may be deemed to be beneficially owned in connection with the Voting Agreement, Baxter does not beneficially own any shares of Synovis common stock. To the knowledge of Baxter, none of the persons set forth on Schedule I beneficially owns any shares of Synovis common stock. See the description set forth under Item 4 of this statement, which is incorporated herein by reference.

(c)

To the knowledge of Baxter, no transaction in Synovis’s shares of common stock has been effected during the past 60 days by either Baxter or any person set forth on Schedule I.

(d)

To the knowledge of Baxter, no other person has the right to receive, or the power to direct, the receipt of dividends from, or the proceeds from the sale of, the shares of Synovis’s common stock.

(e)

Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as set forth in Item 4 of this Schedule 13D, neither Baxter, nor to the best knowledge of Baxter, any person set forth on Schedule I, has any contracts, arrangements, understanding or relationships (legal or otherwise) with any other person with respect to any securities of Synovis or its subsidiaries.

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Item 7.	Material to be Filed as Exhibits.

EXHIBIT INDEX

Exhibit Number	Description

2.1	Agreement and Plan of Merger, dated as of December 12, 2011, by and among Synovis, Baxter and Merger Sub (incorporated by reference to Exhibit 2.1 to Synovis’s Current Report on Form 8-K filed with the Securities Exchange Commission on December 13, 2011).

2.2	Form of Voting Agreement, dated as of December 12, 2011, by and between Baxter and each of the directors and executive officers of Synovis (incorporated by reference to Exhibit 2.2 of Synovis’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 13, 2011).

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 21, 2011

BAXTER INTERNATIONAL INC.

By:	/s/ Stephanie A. Shinn
Name:	Stephanie A. Shinn
Title:	Corporate Vice President, Associate General Counsel

and Corporate Secretary

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SCHEDULE I

Directors and Executive Officers of Baxter

This Schedule I sets forth the names and current principal occupations or employment of each of the directors and executive officers of Baxter. The business address for each person is One Baxter Parkway, Deerfield, Illinois 60015.

1. Directors

Name	Present Principal Occupation or Employment

Walter E. Boomer	Retired as Chairman and CEO of Rogers Corporation in 2004

Blake E. Devitt	Retired as Senior Audit Partner or Ernst & Young LLP in 2004

John D. Forsyth	Chairman and CEO of Wellmark Blue Cross Blue Shield

Gail D. Fosler	President of The GailFosler Group LLC

James R. Gavin III	CEO and Chief Medical Officer of Healing Our Village, Inc.

Peter S. Hellman	Retired as President and Chief Financial and Administrative Officer of Nordson Corporation in 2008

Wayne T. Hockmeyer	Retired as Chairman of MedImmune, Inc. in 2007

Robert L. Parkinson, Jr.	Chairman and Chief Executive Officer of Baxter

Carole J. Shapazian	Retired as Executive Vice President of Maytag Corporation in 2000

Thomas T. Stallkamp	Founder and Principal of Collaborative Management LLC

K.J. Storm	Retired as CEO of AEGON N.V. in 2002

Albert P.L. Stroucken	Chairman, President and CEO of Owens-Illinois, Inc.

2. Officers

Name	Present Principal Occupation or Employment

Robert L. Parkinson, Jr.	Chairman and Chief Executive Officer

Robert J. Hombach	Corporate Vice President and Chief Financial Officer

Robert M. Davis	Corporate Vice President and President, Medical Products

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Name	Present Principal Occupation or Employment

Ludwig N. Hantson	Corporate Vice President and President, Bioscience

Jeanne K. Mason	Corporate Vice President, Human Resources

Phillip L. Batchelor	Corporate Vice President, Quality

Michael J. Baughman	Corporate Vice President and Controller

Norbert G. Riedel	Corporate Vice President and Chief Scientific Officer

David P. Scharf	Corporate Vice President and General Counsel